Exhibit 6.21

Colleen Gray

July 28th, 2023

RE: INDEPENDENT DIRECTOR INVITATION

Dear Ms. Gray,

I am pleased to formally invite you to join the Monogram Orthopaedics Inc. ("Monogram") Board of Directors. As you know, Monogram is a medical technology company commercializing the next generation of joint replacement implants and surgical robotics.

We are highly impressed by your career accomplishments, and we are confident your experience will help us advance our mission to improve patient outcomes in the field of orthopaedics.

In accordance with the bylaws of the Company, your primary duties during your Directorship Term will be to support the audit, nomination, and compensation committees and participate in telephonic board meetings that will generally be held quarterly and to attend, if so, held in person and to the best of your abilities, one in-person meeting to be held on an annual basis.

Your Directorship Term shall be until you elect to resign or the termination of your position. During the Directorship Term, the Company shall reimburse all reasonable out-of-pocket expenses incurred in attending any in-person meetings. The Company also agrees to indemnify you for your activities as a member of the Board to the fullest extent permitted under applicable law. It shall use its best efforts to maintain Directors' and Officers' Insurance benefitting the Board. Also, as a Director, you shall receive 3,000 options at a strike price of $4.00, subject to the standard vesting schedule for new Company hires.

In addition, the Company shall compensate you at a rate of $10,000 per annum paid monthly in consideration of the services performed as a director. Please note that your board position would be effective pending a vote of approval from our shareholders.

Colleen, it is my great pleasure to extend this invitation. I appreciate your consideration of this opportunity to become a board member of Monogram. If you have any questions, please don't hesitate to contact me at (626) 399-6981 or via email at sexson@monogramorthopedics.com.

Sincerely,

/s/ Benjamin Sexson
Benjamin Sexson
Director, Monogram Orthopaedics Inc.
Date:

ACCEPTED AND AGREED:

/s/ Colleen Gray
Colleen Gray
Date: 7/31/2023

3913 Todd Lane, Suite 307, Austin, TX 78744